Exhibit 21
SUBSIDIARIES

Name	State of Incorporation
Gateway Bank & Trust Co.	North Carolina
Gateway Capital Statutory Trust I	Connecticut
Gateway Capital Statutory Trust II	Delaware
Gateway Investment Services, Inc.	North Carolina
Gateway Insurance Services, Inc.	North Carolina